SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of May 2000


                        MINCO MINING & METALS CORPORATION
                 (Translation of registrant's name into English)


                        Suite 1200, 543 Granville Street
                           Vancouver, British Columbia
                                 Canada V6C 1X8
                    (Address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                    Form 20-F |X|            Form 40-F |_|



     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                    Yes |_|                  No |X|




1.  Information Circular as at and dated May 16, 2000

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Minco Mining & Metals Corporation



Date: December 6, 2000              By: /s/ KEN CAI
                                            --------------------------------
                                            Ken Cai, President and C.E.O.

                        MINCO MINING & METALS CORPORATION
                        Suite 1200, 543 Granville Street
                                 Vancouver, B.C.
                                     V6C 1X8


                              INFORMATION CIRCULAR
                          AS AT AND DATED MAY 16, 2000


This Information Circular accompanies the Notice of the 2000 Annual General Meeting of members of MINCO MINING & METALS CORPORATION (hereinafter called the "Company"), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

                              REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the member or his attorney authorized in writing, or if the member is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.


                  PERSONS OR COMPANIES MAKING THE SOLICITATION

                    THE ENCLOSED PROXY IS BEING SOLICITED BY
                            MANAGEMENT OF THE COMPANY

Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

                   VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value. There is one class of shares only. There are issued and outstanding 16,315,123 common shares. At a General Meeting of the Company, on a show of hands, every member present in person and entitled to vote shall have one vote and on a poll, every member present in person or represented by proxy and entitled to vote shall have one vote for each share of which such member is the registered holder. Shares represented by proxy will only be voted on a poll.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company other than:

                                        Number of
Name                                    Common Shares              Percentage
--------------------------------        --------------             ----------
Pacific Canada Resources Inc.           5,917,500                      36%
CDS & Co.                               7,486,535*                     45%


* Beneficial ownership of these shares is unknown.

The directors have determined that all members of record as of the 16th day of May, 2000 will be entitled to receive notice of and to vote at the Meeting. Those members so desiring may be represented by proxy at the Meeting. The instrument of proxy, and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited either at the office of the Registrar and Transfer Agent of the Company, Montreal Trust Company of Canada, 510 Burrard Street, Vancouver, BC. V6C 3B9 or at the Head Office of the Company at Suite 1200, 543 Granville Street, Vancouver, BC. V6C 1X8 not less than 48 hours, Saturdays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

                              ELECTION OF DIRECTORS

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the members unless that person ceases to be a director before then. In the absence of instructions to the contrary the shares represented by proxy will be voted on a poll for the nominees herein listed.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY ON A POLL FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS.

Management proposes that the number of directors for the Company be determined at five (5) for the ensuing year subject to such increases as may be permitted by the Articles of the Company, and the Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees is as follows:


                                                       NUMBER OF SHARES
                                                      BENEFICIALLY OWNED,
                                                          DIRECTLY OR
                                                      INDIRECTLY, OR OVER
                                                        WHICH CONTROL OR         PRINCIPAL OCCUPATION AND IF NOT AT
                                                    DIRECTION IS EXERCISED       PRESENT AN ELECTED DIRECTOR,
      NAME AND PRESENT              DIRECTOR          AT THE DATE OF THIS    OCCUPATION DURING THE PAST FIVE (5)
         OFFICE HELD                  SINCE            INFORMATION CIRCULAR                 YEARS
------------------------------ -------------------- ------------------------ -------------------------------------

Ken Cai                        February, 1996              Nil    (Directly)                Geologist
                                                                (Indirectly)
President, Chief Executive                                        *see below
Officer and Director

------------------------------ -------------------- ------------------------ -------------------------------------
William Meyer                   July 13, 1999              Nil                        Professional Engineer

Chairman and Director
------------------------------ -------------------- ------------------------ -------------------------------------
Robert M. Callander              August, 1996          100,250                 Vice President, Caldwell Securities
                                                                               Ltd.
Director
------------------------------ -------------------- ------------------------ -------------------------------------
Hans Wick                         March, 1997          165,000 (Directly)                Financial Advisor

Director
------------------------------ -------------------- ------------------------ -------------------------------------
Theodore H. Konyi              February, 1999              Nil                  President, Maxwell Mercantile Inc.

Director



* Ken Cai holds greater than 10% of Pacific Canada Resources Inc., a private company, which beneficially owns greater than 10% of the Company (see page 2 hereof).


All of the nominees are residents of Canada, except for Hans Wick who resides in Switzerland.

Advance Notice of the Meeting was published pursuant to Section 111 of the Company Act at Vancouver, BC on April 28, 2000.

                             EXECUTIVE COMPENSATION
                  (Form 41, BC Securities Act and Regulations)
                               Executive Officers

                           SUMMARY COMPENSATION TABLE



                                                                                                    LONG TERM
                                                            ANNUAL COMPENSATION                    COMPENSATION
                                                                                                                     ALL OTHER
                                                                                                                    COMPENSATION ($)

                                            ----------------- ---------------- ----------------- -----------------
                                                                                                   Shares under
 NAME AND PRINCIPAL POSITION       YEAR        Salary             Bonus             Other            Option
--------------------------------- --------- ----------------- ---------------- ----------------- ----------------- -----------------

Ken Cai                             1999          Nil               Nil           $111,500          371,000                Nil

President, Chief Executive
Officer and Director              --------- ----------------- ---------------- ----------------- ----------------- -----------------
                                    1998          Nil               Nil           $121,276.55(1)    371,000                Nil
                                  --------- ----------------- ---------------- ----------------- ----------------- -----------------
                                    1997          Nil               Nil           $113,981.29(1)    371,000                Nil
--------------------------------- --------- ----------------- ---------------- ----------------- ----------------- -----------------
Peter P. Tsaparas                   1999      $12,000               Nil                   Nil       300,600                Nil

Chairman, Chief Financial
Officer and Director
                                  --------- ----------------- ---------------- ----------------- ----------------- -----------------
                                    1998      $24,000              Nil                    Nil       300,600                Nil
                                  --------- ----------------- ---------------- ----------------- ----------------- -----------------
                                    1997      $24,048.84           Nil                    Nil       300,600                Nil
--------------------------------- --------- ----------------- ---------------- ----------------- ----------------- -----------------
Colin McAleenan                     1999          Nil              Nil                    Nil           Nil                Nil

Former Vice-President -
Exploration and Director
                                  --------- ----------------- ---------------- ----------------- ----------------- -----------------
                                    1998          Nil              Nil            $ 86,533.58(1)    185,000                Nil
                                  --------- ----------------- ---------------- ----------------- ----------------- -----------------
                                    1997          Nil              Nil            $101,384.27(1)    185,000                Nil
--------------------------------- --------- ----------------- ---------------- ----------------- ----------------- -----------------
Donald Hicks                        1999          Nil              Nil                    Nil           Nil                Nil

Former Vice-President -
Corporate Development
and Director
                                  --------- ----------------- ---------------- ----------------- ----------------- -----------------
                                    1998          Nil              Nil                    Nil           Nil                Nil
                                  --------- ----------------- ---------------- ----------------- ----------------- -----------------
                                    1997          Nil              Nil                    Nil           Nil                Nil
================================= ========= ================= ================ ================= ================= =================

(1)  Consulting fees paid and amounts paid as a travel allowance.

          OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FISCAL YEAR

The following options were granted to an Executive Officer during the most recently completed fiscal year.



                                                         % of Total                       Market Value
                                                          Options                         of Securities
                                     Securities          Granted to                        Underlying
                                        Under           Officers and       Exercise     Options on the
                                       Options          Consultants           or             Date of
                                       Granted          in Financial      Base Price          Grant           Expiration
             Name                        (#)                Year         ($/Security)     ($/Security)           Date
-------------------------------- -------------------- ----------------- --------------- ------------------ ------------------
WILLIAM MEYER                           150,000                             $1.65                            Jul. 16, 2006
-------------------------------- -------------------- ----------------- --------------- ------------------ ------------------
WILLIAM MEYER                           100,000                             $1.12                             Dec. 2, 2006
-------------------------------- -------------------- ----------------- --------------- ------------------ ------------------


Options were also granted to Richard Nemeth in the amount of 100,000 at an exercise price of $1.20 and 100,000 at an exercise price of $2.00. Both sets of options expire on December 1, 2006.

              AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY
            COMPLETED FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

There were no options exercised by Executive Officers during the most recently completed fiscal year.

Directors

The directors of the Company have not been compensated by the Company in their capacities as directors during the most recently completed financial year.

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In accordance with the disclosure requirements of The Toronto Stock Exchange (the "TSE") and using the Corporate Governance Guidelines set out in Section 474 of the TSE Company Manual as a reference (the "Guidelines"), the Board of Directors of the Company has adopted the following statement of corporate governance practices:

1. The Board acknowledges its responsibility for the stewardship of the Company in the following ways:

     (i) The Board participates in strategic planning by considering and, if deemed appropriate, adopting plans proposed and developed by management, with management having the primary responsibility for developing a strategic plan.

     (ii) The Board considers the risks inherent in the mining industry and receives periodic assessments from management as to these risks and the Company's strategies to manage these risks.

    (iii) The Board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management. The training and development of personnel is generally left to management.

     (iv) The Board  assesses  from  time to time how  effectively  the  Company
          communicates   with   shareholders,   but   does  not  have  a  formal
          communication policy.

     (v) The Board, through the Audit Committee and in conjunction with its auditors, assesses the adequacy of the Company's internal control and management information systems.

         The foregoing does not and is expressly not intended to alter, affect or expand in any way the legal duties of the directors to manage or supervise the management of the affairs and business of the Company.

2. The Board shall consist of five directors. Of the five management nominees for the Board, Robert M. Callander, Hans Wick and Theodore Konyi are non-management and "unrelated directors". The other nominees, Ken Cai and William Meyer, by nature of their management position, are related. The Guidelines define an "unrelated director" as a director who is independent of management and is free from any interest and any business or other relationship which could, or could be perceived to, materially interfere with the director's ability to act with a view to the best interests of a corporation, other than interests and relationships arising from shareholdings. The Guidelines further state that if the Company has a "significant shareholder", the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder. The Company does not have a "significant shareholder" which, as defined by the Guidelines, is a shareholder with the ability to exercise a majority of votes for the election of the board of directors. The enterpreneurial nature of the Company, and the current stage of the Company's development, make it appropriate for the Board to be composed of the present number and composition of directors, and the Board believes that when balanced against the attendent increase in cost to the Company and possible reduction in the efficiency with which decisions are made, it would not be warranted to significantly increase the size of the Board or change the Board's composition at this time.

3. The Board has not constituted a nominating committee to propose new Board nominees and for assessing directors' performance as the Company is too small to justify a formal process in this regard. However, the Board as a whole from time to time discusses potential candidates for the Board.

4. For the reasons cited in 3 above, the Board has not constituted a committee to assess the effectiveness of the Board as a whole or the contribution of individual directors.

5. The Company does not have a formal process of orientation and education for new members of the Board as some senior Board members currently have considerable experience as members of the boards of other public companies.

6. The Board has considered its size with a view to the impact of size upon its effectiveness and has concluded that the number of directors as presently constituted is appropriate for the Company given the complexity and current stage of development of the Company's business. The Board as presently constituted includes considerable experience in the mining industry and generally in the resource sector as well as financial experience.

7. Board members are presently compensated in the manner described under "Executive Compensation" and the Board has determined that the level of compensation is appropriate having regard to the responsibilities and risks associated with Board membership and the compensation provided to Boards of similar companies.

8. The Board of Directors has expressly assumed the responsibility for developing the Company's approach to governance issues and in responding to governance guidelines.

9. The Company has not formally developed position descriptions for the Board and the Chief Executive Officer. However, the Board is satisfied that senior management is fully aware of their responsibilities and those matters which are within their mandate.

10. The Board has functioned, and is of the view that it can continue to function, independently of management as required. The Board has not met without management present, given management representation on the Board and given that in view of the size of the Company and the nature of its business, it is essential that those having an intimate knowledge of the Company's operations be present during important Board discussions. Notwithstanding the foregoing, if the Board believed it was appropriate and meaningful, it would formalize a process whereby the Board could meet in the absence of management for the handling of the Board's overall relationship with management.

11. The Audit Committee is composed of one management and two non-management directors. The roles and responsibilities of the Audit Committee have been specifically defined and include responsibility for overseeing management reporting on internal control. The Audit Committee has direct communication channels with the external auditors. Due to its size, the Company has no formal internal audit process.

12. The Board has not adopted a formal system which would enable an individual director to engage an outside advisor at the expense of the Company. If such an engagement were deemed appropriate, it is anticipated that such a request would be brought by the particular director to the Board for consideration.

                     INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year. However, the Company has entered into a Loan Agreement with its President, Mr. Ken Cai, dated as of October 8, 1997 (the "Loan Agreement").

Pursuant to the Loan Agreement, the Company has agreed to advance to Mr. Cai up to $225,000 as a loan in order to assist Mr. Cai in purchasing a residence in either Vancouver or Beijing. The loan will be fully secured and repaid by Mr. Cai upon the occurence of certain stated events as described in the Loan Agreement.

The Loan Agreement remains in full force and effect, however, Mr. Cai has not yet exercised his right under the terms of the Loan Agreement.

                             APPOINTMENT OF AUDITORS

Management proposes the appointment of Ellis Foster, Chartered Accountants, as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration.

                  INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No Insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

             INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

                  PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

There are no other matters to be acted upon.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL ON A POLL, BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

                                         BY ORDER OF THE BOARD OF DIRECTORS

                                                    "KEN CAI"
                                               President and C.E.O.